SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from                      to
Commission file number 000-24478
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Fidelity Bank 401(k) plan.

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
DEARBORN BANCORP, INC.
1360 Porter Street
Dearborn, Michigan 48124

Fidelity Bank 401(k) Plan
EIN: 38-3127130 PN 001
Accountants’ Report and Financial Statements
December 31, 2010 and 2009

Fidelity Bank 401(k) Plan
December 31, 2010 and 2009

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	18
Schedule H, Line 4j — Schedule of Reportable Transactions	19

Report of Independent Registered Public Accounting Firm
Plan Administrator
Fidelity Bank 401(k) Plan
Dearborn, Michigan
We have audited the accompanying statements of net assets available for benefits of Fidelity Bank 401(k) Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Fidelity Bank 401(k) Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
As discussed in Note 8, the Plan changed its method of accounting for notes receivable from participants.
Indianapolis, Indiana
June 29, 2011
Federal Employer Identification Number: 44-0160260

Independent Accountants’ Report
Plan Administrator
Fidelity Bank 401(k) Plan
Dearborn, Michigan
We have audited the accompanying statements of net assets available for benefits of Fidelity Bank 401(k) Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fidelity Bank 401(k) Plan as of December 31, 2010 and 2009, and the changes in its net assets for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
As discussed in Note 8, the Plan changed its method of accounting for notes receivable from participants.
Indianapolis, Indiana
June 29, 2011
Federal Employer Identification Number: 44-0160260

1A

Fidelity Bank 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

		2009
		(As Adjusted -
	2010	Note 8)

Assets
Investments, at fair value	$6,680,417	$4,872,320

Receivables
Notes receivable from particpants	249,666	216,480
Participant deferrals	24,211	22,944

	273,877	239,424

Net Assets Available for Benefits, at Fair Value	6,954,294	5,111,744

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(77,163)	—

Net Assets Available for Benefits	$6,877,131	$5,111,744

See Notes to Financial Statements

Fidelity Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

		2009
		(As Adjusted -
	2010	Note 8)

Additions
Investment Income
Net appreciation in fair value of investments	$1,158,297	$241,450
Interest and dividends	29,612	24,874

Net investment income	1,187,909	266,324

Interest Income From Participant Loans	12,269	10,412

Contributions
Participants	725,033	782,680
Employer	—	167,399
Rollovers	17,266	117,174

	742,299	1,067,253

Total additions	1,942,477	1,343,989

Deductions
Benefit payments	171,760	155,467
Adminstrative expenses	5,330	1,695

Total deductions	177,090	157,162

Net Increase	1,765,387	1,186,827

Net Assets Available for Benefits, Beginning of Year	5,111,744	3,924,917

Net Assets Available for Benefits, End of Year	$6,877,131	$5,111,744

See Notes to Financial Statements

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 1: Description of the Plan
The following description of Fidelity Bank 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.
General
The Plan is a defined-contribution plan sponsored by Fidelity Bank (Bank) for the benefit of its employees who have at least six months of service and are age 18 or older. Related employers who also participate in the Plan include Community Bank Audit Services and Dearborn Bancorp. The Plan was effective January 1, 1988 and amended and restated effective January 1, 2002. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Jeffrey L. Karafa and Michael J. Ross are fiduciaries of the Plan. State Street Bank and Trust Company serves as Plan trustee.
Contributions
Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined by the Plan agreement and are subject to certain limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Employee rollover contributions are also permitted. The Bank may make matching contributions of 50% of employees’ salary deferral amounts on the first 6% of employees’ compensation and profit-sharing contributions. The Bank discontinued the match as of the September 10, 2009 paycheck. Bank profit-sharing contributions are discretionary as determined by the Bank’s Board of Directors. Contributions are subject to certain limitations. Forfeitures are used to reduce Bank contributions.
Participant Investment Account Options
Investment account options available include pooled separate accounts consisting of various mutual funds and Dearborn Bancorp, Inc. common stock. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily. All matching contributions, if approved by Plan management, are invested in the Dearborn Bancorp, Inc. common stock pooled separate account. At December 31, 2010 and 2009, approximately 10% and 4%, respectively, of the Plan’s assets were invested in Dearborn Bancorp, Inc. common stock.

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Bank’s contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Bank’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after five years of continuous service. The nonvested balance is forfeited upon termination of service. Forfeitures are used to reduce Bank contributions.
Payment of Benefits
Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his account. A participant may receive the portion of his or her account invested in Dearborn Bancorp, Inc. stock as shares of common stock or in cash. At December 31, 2010 and 2009, Plan assets did not include any accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.
Participant Loans
The Plan Document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans are covered by demand notes and are generally repayable over a period of five years through payroll withholdings unless the participant is paying the loan in full. All loans bear a reasonable rate of interest as determined by the Administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances.

Notes receivable from participants are reported at the amortized principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document.
Plan Termination
Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 2: Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Quoted market prices, if available, are used to value investments. The amounts shown in Note 3 for securities that have no quoted market prices are estimated fair values. Pooled separate accounts are valued at estimated fair value as provided by Massachusetts Mutual Life Insurance Company (Mass Mutual). The fair value is determined by utilizing quoted market prices of the underlying assets on the last day of the Plan year. The fair value of the guaranteed investment account is calculated by discounting the related cash flows, based on current yields of similar instruments with comparable durations. The account is credited with a minimum guaranteed rate of interest.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in a guaranteed investment account. As required by the FSP, the statement of net assets available for benefits presents the fair value of the guaranteed investment contract as well as the adjustment of the investment from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Investment Contract With Insurance Company
The Plan entered into a fully benefit-responsive investment contract with Mass Mutual. Mass Mutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate guaranteed to the Plan.

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
As described in the previous note, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Mass Mutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 3 percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract permits the insurance company to terminate the agreement prior to the scheduled maturity date under certain circumstances.
Plan Tax Status
The Plan operates under a nonstandardized adoption agreement in connection with a prototype retirement plan and trust/custodial document sponsored by MassMutual Financial Group. This prototype plan document has been filed with the appropriate agency. The Plan has not obtained or requested a determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S income tax examinations by tax authorities for years before 2007.

During 2009, the Plan filed through the Voluntary Fiduciary Correction to correct the late remittance of certain employee contributions that occurred from 2006-2008.
Payment of Benefits
Benefits are recorded when paid. Distributions are allowed upon retirement, disability, death of the employee and termination of service.

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
Risks and Uncertainties
The Plan provides for various investment options in any combination of mutual funds and stocks. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

The current economic environment also presents retirement plans with difficult circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.
Administrative Expenses
Administrative expenses may be paid by the Bank or the Plan, at the Bank’s discretion.
Note 3: Investments
The Plan’s investments are held by an insurance company-administered trust fund. The Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value as follows:

	2010
	Net
	Appreciation	Fair Value
	in Fair Value	at End
	During Year	of Year
Pooled separate accounts
Dearborn Bancorp, Inc. common stock	$633,589	$667,068
Mutual funds	524,708	4,858,031
Guaranteed interest account	—	1,155,318

	$1,158,297	$6,680,417

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009

	2009
	(As Adjusted - Note 8)
	Net
	Appreciation
	(Depreciation)	Fair Value
	in Fair Value	at End
	During Year	of Year
Dearborn Bancorp, Inc. common stock	$(515,031)	$199,495
Mutual funds	756,481	3,882,620
Guaranteed interest account	—	790,205

	$241,450	$4,872,320

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	2010	2009
Pooled separate accounts
Oakmark Equity and Income Fund	$604,160	$560,537
American Funds Growth Fund of America	911,633	799,282
Premier Global	515,957	437,975
Select Diversified Value Fund	544,775	395,234
Select Strategic Bond Fund	726,747	632,157
Select Indexed Equity Fund	—	286,342
Dearborn Bancorp, Inc. common stock	667,068	—
Guaranteed interest account	1,155,318	790,205
Interest and dividends realized on the Plan’s investments for the years ended 2010 and 2009 were $29,612 and $24,874, respectively.

Information on the guaranteed interest account carried at fair value is as follows:

	2010	2009
Average yield	3.01%	3.82%
Crediting interest rate at December 31	3.01%	3.82%
Fair value	$1,155,318	$790,205

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 4: Net Assets by Participant and Nonparticipant-Directed Investments
Information about the net assets and the significant components of the changes in net assets relating to the participant and nonparticipant-directed investments is as follows:

	2010
		Nonparticipant-
	Participant	Directed
	Directed	Employer
	Funds	Match	Total

Additions
Investment income
Net appreciation in fair value of investments	$912,184	$246,113	$1,158,297
Interest and dividends	29,612	—	29,612

Net investment income	941,796	246,113	1,187,909

Interest Income From Participant Loans	12,269	—	12,269

Contributions
Participants	725,033	—	725,033
Rollovers	17,266	—	17,266

	742,299	—	742,299

Total	1,696,364	246,113	1,942,477

Deductions
Benefit payments	158,090	13,670	171,760
Transfers	(56,500)	56,500	—
Adminstrative expenses	3,910	1,420	5,330

Total	105,500	71,590	177,090

Net Increase	1,590,864	174,523	1,765,387

Net Assets Available for Benefits, Beginning of Year	5,026,403	85,341	5,111,744

Net Assets Available for Benefits, End of Year	$6,617,267	$259,864	$6,877,131

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009

	2009
	(As Adjusted - Note 8)
		Nonparticipant-
	Participant-	Directed
	Directed	Employer
	Funds	Match	Total

Additions
Investment income
Net appreciation (depreciation) in fair value of investments	$479,018	$(237,568)	$241,450
Interest and dividends	24,874	—	24,874

Net investment income (loss)	503,892	(237,568)	266,324

Interest Income From Participant Loans	10,412	—	10,412

Contributions
Employer	—	167,399	167,399
Participants	782,680	—	782,680
Rollovers	117,174	—	117,174

	899,854	167,399	1,067,253

Total additions	1,414,158	(70,169)	1,343,989

Deductions
Benefit payments	147,993	7,474	155,467
Transfers	4,178	(4,178)	—
Adminstrative expenses	407	1,288	1,695

Total deductions	152,578	4,584	157,162

Net Increase (Decrease)	1,261,580	(74,753)	1,186,827

Net Assets Available for Benefits, Beginning of Year	3,764,823	160,094	3,924,917

Net Assets Available for Benefits, End of Year	$5,026,403	$85,341	$5,111,744

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 5: Party-in-Interest Transactions
Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.
The Plan paid $5,330 and $1,695 of administrative fees to MassMutual Financial Group during 2010 and 2009. The Bank provides certain administrative services at no cost to the Plan. The 290,536 and 309,994 shares of Dearborn Bancorp, Inc. common stock held by the Plan as of December 31, 2010 and 2009, respectively, represent approximately 3.78% and 4.05% of the Bank’s outstanding share as of December 31, 2010 and 2009, respectively.
Note 6: Fair Value of Plan Assets
ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
The methods of valuation described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.
Investments
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. There are no Level 1 securities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include pooled separate accounts. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include the guaranteed interest account.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Pooled separate accounts: Valued at the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares outstanding. The fund allows for daily redemptions and contributions.
Guaranteed investment contract: Valued based on contractual terms of the underlying agreements, providing a daily rate of income accretion.

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2010 and 2009:

		2010
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)

Pooled separate accounts
Intermediate term bond	$816,190	$—	$816,190	$—
Large blend fund	580,453	—	580,453	—
Large growth fund	911,633	—	911,633	—
Large value fund	638,672	—	638,672	—
Mid-cap fund	226,615	—	226,615	—
Moderate allocation	604,160	—	604,160	—
Retirement income fund	19,193	—	19,193	—
Small fund	256,076	—	256,076	—
Target date fund	289,082	—	289,082	—
World stock fund	515,957	—	515,957	—
Dearborn Bancorp common stock	667,068	—	667,068	—
Guaranteed interest account	1,155,318	—	—	1,155,318

	$6,680,417	$—	$5,525,099	$1,155,318

		2009
		(As Adjusted - Note 8)
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)

Pooled separate accounts
Intermediate term bond	$632,157	$—	$632,157	$—
Large blend fund	492,897	—	492,897	—
Large growth fund	799,282	—	799,282	—
Large value fund	481,830	—	481,830	—
Mid-cap fund	159,654	—	159,654	—
Moderate allocation	560,537	—	560,537	—
Retirement income fund	15,396	—	15,396	—
Small fund	195,371	—	195,371	—
Target date fund	107,521	—	107,521	—
World stock fund	437,975	—	437,975	—
Dearborn Bancorp common stock	199,495	—	199,495	—
Guaranteed interest account	790,205	—	—	790,205

	$4,872,320	$—	$4,082,115	$790,205

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

Guaranteed
Interest
Contract
Fund
Balance, January 1, 2009	$427,717

Purchases, issuances and settlements, net	362,488

Balance, December 31, 2009	790,205

Purchases, issuances and settlements, net	365,113

Balance, December 31, 2010	$1,155,318

Note 7: Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009, to Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$6,877,131	$5,111,744
Adjustment for participant contribution receivable	(24,211)	(22,944)
Miscellaneous difference related to accrued interest	—	401

Net assets available for benefits per Form 5500	$6,852,920	$5,089,201

	2010	2009
Net increase in net assets per the financial statements	$1,765,387	$1,186,827
Change in participant contributions receivable	(1,267)	(22,944)
Change in employer contribution receivable	—	9,058
Miscellaneous difference related to accrued interest	—	401

Net increase in net assets per Schedule H of Form 5500	$1,764,120	$1,173,342

Form 5500 has been prepared on the cash basis of accounting while this financial statement has been prepared on the accrual basis. There are differences between the financial statements and the Form 5500 related to contribution activity occurring in the last pay period of 2009 and 2010.

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
There is also a difference related to accrued interest on notes receivable from participants on the Form 5500 for 2010 and 2009.
Note 8: Changes in Accounting Principle
During 2010, the Plan adopted the provisions of ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires loans to participants to be reported as notes receivable from Participants at unpaid principal plus accrued but unpaid interest, instead of being reported as a part of investments at fair value as they were under previous guidance.
The following financial statement line items for fiscal years 2010 and 2009 were affected by the change in accounting principle.

		2010
	Statement of Net Assets Available for Benefits
	As Computed	As Computed
	Under Previous	Under	Effect of
	Guidance	ASU 2010-25	Change

Investments	$6,930,083	$6,680,417	$(249,666)
Notes receivable from participants	—	249,666	249,666

		2009
	Statement of Net Assets Available for Benefits
	As Previously		Effect of
	Reported	As Adjusted	Change

Investments	$5,088,800	$4,872,320	$(216,480)
Notes receivable from participants	—	216,480	216,480

		2010
	Statement of Changes in Net Assets Available
	for Benefits
	As Computed	As Computed
	Under Previous	Under	Effect of
	Guidance	ASU 2010-25	Change

Interest and dividends	$41,881	$29,612	$(12,269)
Net investment income	1,200,178	1,187,909	(12,269)
Interest income from participant loans	—	12,269	12,269

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009

		2009
	Statement of Changes in Net Assets Available
	for Benefits
	As Previously		Effect of
	Reported	As Adjusted	Change

Interest and dividends	$35,286	$24,874	$(10,412)
Net investment income	276,736	266,324	(10,412)
Interest income from participant loans	—	10,412	10,412
Net assets available for benefits were not affected by the adoption of the new guidance.
Note 9: Subsequent Events
As of June 23, 2011, the value of Dearborn Bancorp, Inc. common stock has declined approximately 34% from the value at December 31, 2010. Plan management has approved an automatic deferral feature for the Plan effective on September 1, 2011.
Subsequent events have been evaluated through June 29, 2011, which is the date the financial statements were available to be issued.

Supplemental Schedules

Fidelity Bank 401(k) Plan
Employer Identification Number: 38-3127130 Plan Number: 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	(c)		(e)
(a)(b)	Description of	(d)	Current
Identity of Issuer	Investment	Cost	Value

Common Stock
*Dearborn Bancorp, Inc.	290,536 shares	$1,261,779	$667,068

Massachusetts Mutual Life Insurance Company
*Guaranteed investment contract	3.20%	1,078,155	1,155,318

Pooled Separate Accounts
*Select Small Cap Growth Equity Fund (W&R	349 shares	57,716	68,997
*Select Indexed Equity Fund	2,963 shares	277,452	306,140
*Thornburg International Value Fund	2,059 shares	244,146	274,313
*Invesco Trimark Small Companies	1,112 shares	93,680	124,471
*Columbia Small Cap Value II Fund	641 shares	52,598	62,608
*Select Diversified Value Fund	5,018 shares	552,599	544,775
*American Funds Growth Fund of America	8,341 shares	867,800	911,633
*Select Strategic Bond Fund	5,572 shares	624,511	726,747
*Pioneer Cullen Value Fund	876 shares	88,149	93,897
*Premier Global	3,901 shares	468,014	515,957
*Prudential Jennson Mid Cap Growth Fund	126 shares	18,252	20,186
*T. Rowe Price Retirement Income Fund	174 shares	16,350	19,193
*T. Rowe Price Retirement 2010 Fund	156 shares	14,056	16,675
*Oakmark Equity and Income Fund	4,696 shares	545,535	604,160
*T. Rowe Price Retirement 2020 Fund	1,560 shares	140,008	160,722
*Invesco Mid Cap Core Equity Fund	923 shares	162,258	186,117
*T. Rowe Price Retirement 2030 Fund	864 shares	76,841	86,462
*T. Rowe Price Retirement 2040 Fund	245 shares	21,540	24,426
*T. Rowe Price Retirement 2050 Fund	7 shares	736	797
*Babson Premium Core Bond Fund	486 shares	86,697	89,443
*Perkins Mid Cap Value Fund	174 shares	18,949	20,312

		4,427,887	4,858,031

*Participant Loans	4.25% to 8.25%	249,666	249,666

		$7,017,487	$6,930,083

* Party-in-interest

Fidelity Bank 401(k) Plan
Employer Identification Number: 38-3127130 Plan Number: 001
Schedule H, Line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2010

					(f)		(h)
					Expenses		Current Value
(a)		(c)	(d)	(e)	Incurred	(g)	of Asset on
Identity of Party	(b)	Purchase	Selling	Lease	With	Cost of	Transaction	(i)
Involved	Identity	Price	Price	Rental	Transaction	Asset	Date	Net Loss

Issuer	Dearborn common stock
	Purchases	$167,377				$167,377	$167,377
	Sales		$333,560			447,345	333,560	$(113,785)

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Fidelity Bank 401(k) Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIDELITY BANK 401(K) PLAN
By:	/s/ Jeffrey L. Karafa
Jeffrey L. Karafa
Date: June 29, 2011

Exhibit Index
23.1	Consent of Independent Registered Public Accounting Firm — BKD, LLP